EXHIBIT 7(D)(1)


                    UNAUDITED PRO FORMA COMBINED STATEMENT
                         OF INCOME FOR THE YEAR ENDED
                               FEBRUARY 28, 1997
                                (in thousands)

                                            2/28/97     12/29/96     PRO FORMA      PRO FORMA
                                           CABLETRON   DIGITAL NPB  ADJUSTMENTS     COMBINED/h/
                                        -------------- -----------  -----------     ---------
Net Sales                               $   1,406,552      598,034                  2,004,586
Cost of Sales                                 575,107      344,577                    919,684
Gross Profit                                  831,445      253,457            0     1,084,902

Research and development                      161,674       84,305                    245,979
Selling, general and administrative           286,469      139,485          396 /b/   429,992
                                                                          2,594 /c/
                                                                            360 /e/
                                                                            688 /d/
Non recurring items                            63,024                                  63,024
Total operating expense                       511,167      223,790        4,038       738,995

Operating income                              320,278       29,667       (4,038)      345,907

Interest income                                19,422                    (5,810)/a/    13,612
Income before income taxes                    339,700       29,667       (9,848)      359,519

Income taxes                                  117,575                    (3,863)/g/   125,349
                                                                         11,637 /f/
Net income                                    222,125       29,667      (17,622)      234,170

Earnings per share                               1.43                                    1.51
Shares outstanding                            155,207                                 155,207

/a/ Reduction of interest income due to cash portion of the purchase price of $129,107 from available cash at Cabletron's historical investment rate of return of 4.5%.
/b/  Amortization related to goodwill.
/c/  Amortization related to existing patents and technologies.
/d/  Amortization related to assembled workforce.
/e/  Depreciation on building acquired.
/f/ Tax effect of DNPG operating income at Cabletron's marginal tax rate of 39.225%.
/g/ Tax effect of (a), (b), (c), (d), and (e) at Cabletron's marginal tax rate of 39.225%.
/h/ Not included in the Pro Forma Combined Statements of Income are non-recurring expenses of $380,370 (pre-tax) as disclosed in the Pro Forma Balance Sheet as these are unusual and relate directly to the acquisition.



NOTE: The above Statement of Income combines Cabletron's fiscal year ended February 28, 1997 and Digital NPB's twelve months ended December 29, 1996.